SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2003
                          ------------------------------------------------------

                                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-25233

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Provident Bank 401(k) Plan

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Provident Bancorp, Inc.
                               400 Rella Boulevard
                           Montebello, New York 10901

                                 PROVIDENT BANK

                                   401(k) PLAN

                              FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                           PROVIDENT BANK 401(k) PLAN
                     YEARS ENDED DECEMBER 31, 2003 AND 2002



                                    CONTENTS

                                                                          Page

Independent Auditor's Report                                               1

Statement of Net Assets Available for Plan Benefits                        2

Statement of Changes in Net Assets Available for Plan Benefits             3

Notes to Financial Statements                                            4 - 7

Supplemental Information:

         Schedule of Assets Held for Investment Purposes                   9

         Schedule of Reportable Transactions                              10

         Loans to Participants                                            11

                           Gaber, Berard & Donahue LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                         120 ROUTE 59 SUFFERN, NY 10901
                        715 ROUTE 304 BARDONIA, NY 10954
                  32 BALL ST, PO BOX 3108 PORT JERVIS, NY 12771

DENNIS L. GABER, C.P.A.                              Suffern:  Tel: 845-357-5668
JOHN T. DONAHUE, C.P.A.                                        Fax: 845-357-5637
DONALEE R. BERARD, C.P.A.                            Bardonia: Tel: 845-623-4500
                                                               Fax: 845-623-3064
                                                   Port Jervis Tel: 845-856-5237

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Trustees
Provident Bank 401(k) Plan
Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan's 2002 financial statements and, in our report dated January 22, 2003 we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2003 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules for the year ended December 31, 2003 are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Gaber, Berard & Donahue LLP
--------------------------------
Suffern, New York
March 9, 2004

                           PROVIDENT BANK 401(k) PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2003 AND 2002




                                                       2003          2002
                                                   -------------  -----------
ASSETS

     Deposits with investment fund companies       $ 11,109,747   $ 7,778,806
     Loans receivable - participants                    121,950        66,160
     Employer contributions receivable                   27,584             -
     Cash                                                76,465        22,464
                                                   ------------   -----------

     TOTAL ASSETS                                    11,335,746    7,867,430
                                                   ------------   -----------

LIABILITIES                                                   -             -
                                                   ------------   -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $ 11,335,746   $ 7,867,430
                                                   ============   ===========


                       See notes to financial statements.

                           PROVIDENT BANK 401(k) PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                                   2003           2002
                                                                -----------   -----------
ADDITIONS:
        Investment income:
            Net appreciation in fair value of investments       $ 2,854,187   $        --
            Dividend income                                         131,222        95,128
            Interest income                                          10,928         3,912
                                                                -----------   -----------
                             Total investment income              2,996,337        99,040
                                                                -----------   -----------
        Contributions:
            Employer                                                253,860       221,816
            Employee                                                752,942       547,147
                                                                -----------   -----------
                             Total contributions                  1,006,802       768,963
                                                                -----------   -----------
                                     TOTAL ADDITIONS              4,003,139       868,003
                                                                -----------   -----------


DEDUCTIONS:
        Net depreciation in fair value of investments                    --        86,037
        Distributions                                               534,823       546,739
                                                                -----------   -----------
                                     TOTAL DEDUCTIONS               534,823       632,776
                                                                -----------   -----------

                                     NET INCREASE                 3,468,316       235,227
NET ASSETS AVAILABLE FOR BENEFITS:
        Beginning of year                                         7,867,430     7,632,203
                                                                -----------   -----------
                                     END OF YEAR                $11,335,746   $ 7,867,430
                                                                ===========   ===========

                       See notes to financial statements.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Provident Bank, 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation in the fair value of investments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.  DESCRIPTION OF THE PLAN

The following description of the Provident Bank, 401 (k) Plan has been extracted from the Plan agreement and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, which was established by Provident Bank, ("Employer") on August 1, 1991, is a defined contribution plan, which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after completion of six months of service. The Employer shall give each prospective eligible employee written notice of eligibility to participate in the Plan prior to the close of the Plan year in which the employee first becomes eligible.

For each Plan year, the employer shall contribute to the Plan:

      (a) The amount of the total salary reduction of all Participants made pursuant to Section 4.1 (a), which amount shall be deemed an Employee's elective contribution.

      (b) On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution will be a percentage of the pre-tax contributions to the Plan, up to a maximum of 3%, of the compensation the participant elects to defer for the Plan year. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


2.   DESCRIPTION OF THE PLAN (Cont'd)


      (c) Each participant may elect to defer from 1% to 50% of his/her compensation which would have been received in the Plan year, but not for deferral election. A deferral election (or modification in an earlier election) may not be made with respect to compensation which is currently available on or before the date the participant executed such election or, if later, the latest of the date the Employer adopts this cash or deferred arrangement, or the date such arrangement first became effective.

The amount by which compensation is reduced shall be that participant's deferred compensation, to be treated as an employee contribution and allocated to that participant's elective account.

For year ending December 31, 2003, the discretionary matching employer contribution was 3% (50% of employee contribution, up to 6%), which consisted of 100% cash.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $12,000 in 2003 and $11,000 in 2002. Individuals age 50 or over were allowed to make additional contributions of $2,000 and $1,000 in 2003 and 2002, respectively. Annual compensation limit was $ $200,000 for 2003 and 2002.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her elective account, and will have a 100% vested interest in the Employer's matching contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the Employer's contributions on the basis of full years of service in accordance with the following schedule:

                           Years of                             Vested
                           Services                           Percentage
                           --------                           ----------

                           Less than 2                            0%
                       2 but less than 3                         50%
                       3 but less than 4                         75%
                           4 or more                            100%

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


2.   DESCRIPTION OF THE PLAN (Cont'd)


Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the "valuation date." If such securities were not traded on the "valuation date," or if the exchange on which they are traded was not open for business on the "valuation date," then the securities shall be valued at the prices at which they were last traded prior to the "valuation date." Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the "valuation date," which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date - the first day of the month coinciding with or the next following the participant's normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Early retirement date - this Plan does not provide for a retirement date prior to normal retirement date.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002

3.   TRANSACTIONS WITH RELATED PARTIES

The Plan has a non-interest bearing checking account with the Employer. Accounting fees and other administrative services are paid for by the Employer. Sixty percent of total assets available for plan benefits are held in Provident Bank Stock.


4.   DEPOSITS WITH INVESTMENT COMPANIES

As of December 31, 2003 the plan's deposits represent investments in various mutual funds held in an account with Wright Investors. Northeast Retirement Services is the plan's investment administrator. As of December 31, 2003, investments representing 5% or more of net assets available for benefits were:

                                                Beg.of year         End of year
                                               Current Value       Current Value
                                               -------------       -------------

         Provident Bank Stock                    $4,409,535         $6,907,590
         American Funds Cash Management                 -              984,510

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments.


5.  INCOME TAX STATUS

The Internal Revenue Service has determined that the Plan qualifies under
Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.


6.   TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.


7.       INVESTMENT INCOME

Investment Income, exclusive of net appreciation in fair value, consists of:

                                2003       2002
                                ----       ----

            Realized gains    $136,084   $ 18,517
            Dividend income    131,222     95,128
                              --------   --------
                              $267,306   $113,645
                              ========   ========

                           PROVIDENT BANK 401(k) PLAN

                            SUPPLEMENTAL INFORMATION

                          YEAR ENDED DECEMBER 31, 2003

                           PROVIDENT BANK 401 (k) PLAN
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                          YEAR ENDED DECEMBER 31, 2003



Deposits with investment companies:                   Beg. of Year  End of Year
                                                         Current      Current
                                                          Value        Value
                                                      -----------   -----------

          American Century International Growth       $   132,644   $   169,435
          American Century Equity Income                  258,236       294,506
          American Century Strategic Allocation           339,886       310,849
          American Funds Cash Management                       --       984,510*
          Federated Cash Senior Prime                     509,472       385,118
          Fidelity Advisor Mid-Cap Fund                   267,008       299,443
          Fidelity Advisor Equity-Income                  215,531       268,499
          Janus Advisor Capital Appreciation              390,793       385,135
          Neuberger Berman Genesis Fund                   316,418       435,127
          Provident Bank Stock Fund                     4,409,535     6,907,590*
          Uninvested Cash                                   2,088         1,276
          Wright Current Income                           229,302       134,454
          Wright Major Blue Chip                          187,146       244,056
          Wright Total Return Bond                        520,747       289,749
                                                      -----------   -----------

     Total deposits                                     7,778,806    11,109,747

Employee 401(k) Holding Account : Provident Bank           22,464        76,465
Receivables: Participant Loans                             66,160       121,950
                  Employer Contributions                       --        27,584
                                                      -----------   -----------

     Total assets held for investment purposes        $ 7,867,430   $11,335,746
                                                      ===========   ===========

* = Denotes 5% or greater of total assets available for plan benefits


                       See notes to financial statements.

                           PROVIDENT BANK 401 (k) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 2003



PLAN TRANSACTIONS IN EXCESS OF 5%

                                                                     Current
                                                Date       Cost       Value
                                              --------   --------    --------

There were no transactions in
excess of 5% of net assets available               --          --           --
for plan benefits during 2003.


                                                         --------    --------

                                                         $     --    $     --
                                                         ========    ========



                       See notes to financial statements.

                           PROVIDENT BANK 401 (k) PLAN
                              LOANS TO PARTICIPANTS
                                DECEMBER 31, 2003


                            Interest Rates               Principal Balance
                            --------------               -----------------

Participant Loans            9.25%-9.75%                   $  121,950




                       See notes to financial statements.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                            PROVIDENT BANK 401(k) PLAN




Date:  June 24, 2004                     By: /s/ Robert J. Sansky
                                            ------------------------------------
                                             Name:  Robert J. Sansky
                                             Title: Executive Vice President